[Schick Letterhead]

May 1, 2006

Perry Hindin

Special Counsel

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:  Schick Technologies, Inc. Proxy Materials
File No. 0-22673

Dear Mr. Hindin:

As requested in the letter dated March 10, 2006 from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in connection with the above-referenced filing, Schick Technologies, Inc., a Delaware corporation (the “Company”), hereby acknowledges as follows:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey T. Slovin
Jeffrey T. Slovin
Chief Executive Officer

cc:                                 Zvi Raskin, Schick Technologies, Inc.

Jost Fischer, Sirona Holding GmbH

Simone Blank, Sirona Holding GmbH

James S. Rowe, Kirkland & Ellis LLP

Carol Anne Huff, Kirkland & Ellis LLP

John B. Wade, III, Dorsey & Whitney LLP

Nanci Prado, Dorsey & Whitney LLP